SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                        ---------------------------

                                SCHEDULE 13D
                               (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
         TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                               RULE 13d-2(a)


                     RICHTON INTERNATIONAL CORPORATION
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                              (Name of Issuer)

                  Common Stock, Par Value $0.10 Per Share
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                       (Title of Class of Securities)

                                 765516109
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                               (CUSIP Number)

                          Michael A. Harring, Esq.
             Corporate Secretary and Associate General Counsel
                              Deere & Company
                            One John Deere Place
                           Moline, Illinois 61265
                               (309) 765-8000

                              With a copy to:
                          David J. Friedman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                               (212) 735-3000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                May 30, 2001
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          (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d- 1(g), check the following box /__/.





CUSIP No. 765516109                                    SCHEDULE 13D
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      1      NAME OF REPORTING PERSON

             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

             DEERE & COMPANY (I.R.S. IDENTIFICATION NO. 36-2382580)
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) /_/
                                                                  (b) /_/
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      3      SEC USE ONLY
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      4      SOURCE OF FUNDS

             OO
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS          /_/
             REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
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      6      CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE
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         NUMBER OF                7       SOLE VOTING POWER
          SHARES
       BENEFICIALLY                       0
         OWNED BY               -----------------------------------------------
           EACH                   8        SHARED VOTING POWER
         REPORTING
          PERSON                           See Item 5
           WITH                 -----------------------------------------------
                                  9        SOLE DISPOSITIVE POWER

                                           0
                                -----------------------------------------------

                                 10        SHARED DISPOSITIVE POWER

                                           0
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     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             See Item 5
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     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES          |_|

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     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Item 5
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     14      TYPE OF REPORTING PERSON

             CO
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Item 1.  Security and Issuer.

         The class of securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock, par value $0.10 per share ("Richton Common Stock"), of Richton International Corporation, a Delaware corporation ("Richton"), whose principal executive offices are located at 767 Fifth Avenue, New York, New York 10153.

Item 2.  Identity and Background.

         (a)-(c); (f) This Schedule 13D is being filed by Deere & Company, a Delaware corporation ("Deere"). Deere manufactures, distributes and finances a full range of agricultural equipment, a broad range of equipment for construction, forestry and public works, and a variety of commercial and consumer equipment and other technological products and services. Deere also provides credit services and managed health care plans. The address of Deere's principal business is One John Deere Place, Moline, Illinois 61265. The address of Deere's executive offices is the same as the address of its principal business.

         The name, business address, citizenship and present principal occupation or employment of each executive officer and director of Deere are set forth on Schedule I hereto and are incorporated herein by reference. Unless otherwise specified on Schedule I hereto, each named executive officer and director is a citizen of the United States.

         Deere hereby disclaims beneficial ownership of any shares of the Richton Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that Deere is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any such shares of Richton Common Stock.

         (d)-(e) During the last five years, neither Deere, nor, to the best of Deere's knowledge, any person on Schedule I hereto, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

         Deere may be deemed to have acquired beneficial ownership of 1,434,274 shares of Richton Common Stock pursuant to a voting agreement, dated as of May 30, 2001 (the "Voting Agreement"), by and among Deere, Green Mergersub, Inc., a Delaware corporation and a wholly-owned subsidiary of Deere ("Merger Sub") and certain stockholders of Richton listed on
Schedule I thereto (the "Richton Stockholders"). Pursuant to the terms and subject to the conditions of the Voting Agreement, the Richton Stockholders have agreed to vote their respective shares of Richton Common Stock as set forth below in favor of, among other things, the Merger (as defined in Item 4 hereof) and the execution and delivery by Richton of the Merger Agreement (as defined in Item 4 hereof):

Richton Stockholder                 Number of Shares of Richton Common Stock

Fred R. Sullivan                       195,000
FRS Capital Company, LLC             1,239,274

         The terms and conditions of the Voting Agreement are discussed in
Item 6 hereof. Other than as set forth in this Item 3 or Item 6 hereof, Deere possesses no right or power to vote, direct the vote of, dispose or direct the disposition of, the Richton Common Stock. Reference is hereby made to the Voting Agreement, a copy of which is attached hereto as Exhibit 1, for the full text of the terms thereof and which Voting Agreement is incorporated herein by reference.

         Deere hereby disclaims beneficial ownership of such shares of the Richton Common Stock.

Item 4.  Purpose of Transaction.

         (a)-(b) On May 29, 2001, Richton, Deere and Merger Sub entered into an Agreement and Plan of Merger, dated as of May 29, 2001 (the "Merger Agreement"). The Merger Agreement provides, among other things, for the merger of Richton with and into Merger Sub (the "Merger") with Merger Sub being the corporation surviving the Merger. As discussed below in Item 6 hereof, subsequent to the execution of the Merger Agreement, Deere, Merger Sub and the Richton Stockholders entered into the Voting Agreement. The purpose of entering into the Voting Agreement was to facilitate consummation of the Merger and the other transactions contemplated by the Merger Agreement.

         Pursuant to the terms of the Merger Agreement and upon consummation of the Merger, among other things:

           at the Effective Time (as defined in the Merger Agreement), each share of Richton Common Stock shall be converted into the following:

         (1) for each share of Richton Common Stock with respect to which an election to receive cash has been made (a "Cash Election"), the right to receive in cash from Deere an amount equal to $36.1299 (the "Merger Price")
                  (collectively, "Cash Election Shares");

         (2) for each share of Richton Common Stock with respect to which an election to receive common stock, $1.00 par value, of Deere (the "Deere Shares") has been made (a "Stock Election"), the right to receive from Deere, that fraction of a Deere Share equal to the Exchange Ratio (as defined below) (collectively, "Stock Election Shares"). The "Exchange Ratio" shall be equal to the result obtained by dividing the Merger Price by the average closing sales price (the "Closing Sales Price"), rounded to four decimal points, of the Deere Shares, as reported on the New York Stock Exchange, Inc. (the "NYSE") Composite Tape, for the period of the ten consecutive trading days ending on the second full trading day prior to the Effective Time, however, if the Closing Sales Price is equal to or more than $42.9375, then the Exchange Ratio will be fixed at 0.8415. If the Closing Sales Price is below $42.9375, then the Exchange Ratio will increase and the Richton Common Stock would be exchanged for more Deere Shares to maintain (based on the Closing Sales Price) the value of the aggregate consideration received if the Closing Sales Price were $42.9375; and

         (3) for each share of Richton Common Stock other than shares as to which a Cash Election or a Stock Election has been effectively made (a "Non- Election"): (A) if the total number of Cash Election Shares and dissenting shares exceeds that number which corresponds to 49% of the number of shares of Richton Common Stock outstanding immediately prior to the Effective Time (the "Cash Number"), the right to receive from Deere, that fraction of a Deere Share equal to the Exchange Ratio, or (B) if the total number of Cash Election Shares and dissenting shares is less than or equal to the Cash Number, the right to receive cash and Deere Shares in the following manner (collectively, "Non-Electing Shares"):

                  (i) a proration factor (the "Non-Election Proration Factor") shall be a fraction, (A) the numerator of which shall be the lesser of (x) the total number of Non-Electing Shares and (y) the Cash Number minus the total number of Cash Election Shares and dissenting shares and (B) the denominator of which shall be the total number of Non-Electing Shares; and

                  (ii) each Non-Electing Share shall be converted into (A)
                       the right to receive an amount in cash equal to the product of (x) the Merger Price and (y) the Non-Election Proration Factor and (B) a fraction of a Deere Share equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Non-Election Proration Factor.

         The maximum number of shares of Richton Common Stock which shall be converted into the right to receive cash in the Merger, pursuant to Cash Elections, shall be the Cash Number, however, the Cash Number may be reduced in the event that certain tax opinions can not be rendered pursuant to the Merger Agreement.

         If the total number of Cash Election Shares and dissenting shares exceeds the Cash Number, then the Cash Election Shares shall be converted into the right to receive cash and Deere Shares in the following manner:

         (1) a proration factor (the "Cash Proration Factor") shall be a fraction, (A) the numerator of which shall be the Cash Number minus the total number of dissenting shares and
                  (B) the denominator of which shall be the total number of Cash Election Shares; and

         (2) each Cash Election Share shall be converted into (A) the right to receive an amount in cash equal to the product of (x) the Merger Price and (y) the Cash Proration Factor and (B) a fraction of a Deere Share equal to the product of (x) the Exchange Ratio and (y) a fraction equal to one minus the Cash Proration Factor.

         The Merger is subject to customary closing conditions, including the approval and adoption of the Merger Agreement by Richton's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

         (c) Except as contemplated in connection with the Merger, not applicable.

         (d)-(g) In the Merger, Richton will merge with and into Merger Sub, and Richton will cease to exist as a separate corporate entity. Upon the consummation of the Merger, Merger Sub shall continue as the surviving corporation (the "Surviving Corporation") and from and after the Effective Time, the directors and officers of the Surviving Corporation shall consist of the directors and officers of the Merger Sub immediately prior to the Effective Time.

         Upon the consummation of the Merger, the certificate of incorporation and the by-laws of Merger Sub in effect at the Effective Time shall be the certificate of incorporation and by-laws of the Surviving Corporation, except that Article I of the certificate of incorporation shall be amended as of the Effective Time to read as follows: "The name of the Corporation is John Deere Landscapes II, Inc."

         (h)-(i) Upon the consummation of the Merger, the Richton Common Stock shall be (i) delisted from the American Stock Exchange and (ii) deregistered under Section 12(g)(4) of the Exchange Act.

         (j) Except as contemplated in connection with the Merger, not applicable.

          The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

         (a)-(b) As of the date hereof, and as a result of the execution of the Voting Agreement, the aggregate number of shares of Richton Common Stock which Deere may be deemed to share the power to vote, or to direct the vote of (and as a result, may pursuant to Rule 13d-3 under the Exchange Act, be deemed the beneficial owner of) is 1,434,274, which constitutes approximately 41.5% of the 3,459,742 shares of Richton Common Stock outstanding as of April 30, 2001, as represented by Richton in the Merger Agreement.

         Other than with respect to the deemed voting rights described in
Item 6 hereof, Deere possesses no powers, rights or privileges with respect to the Richton Common Stock.

         Deere hereby disclaims beneficial ownership of any shares of the Richton Common Stock, and the filing of this Schedule 13D shall not be construed as an admission that Deere is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any such shares of Richton Common Stock.

         Except as set forth above, neither Deere nor, to the best of Deere's knowledge, any of the individuals named in Schedule I hereto beneficially owns any shares of Richton Common Stock.

         (c) Other than as set forth in this Schedule 13D, neither Deere nor, to the best of Deere's knowledge, any of the individuals named in
Schedule I hereto has effected any transaction with respect to the shares of Richton Common Stock within the last sixty days.

         (d) Other than with respect to the deemed voting rights described in Items 3 and 6 hereof, Deere possesses no powers, rights or privileges with respect to the Richton Common Stock. All other powers, rights and privileges with respect to the Richton Common Stock remain with the Richton stockholders, including the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, such shares of Richton Common Stock.

         (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Pursuant to the Voting Agreement, each Richton Stockholder, solely in each of their individual capacities as a stockholder of Richton, agreed that at any meeting of the holders of Richton Common Stock, however called, or in connection with any written consent of the holders of the Richton Common Stock, to vote each of their outstanding shares of Richton Common Stock (a) in favor of the Merger, the execution and delivery by Richton of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Voting Agreement and any actions required in furtherance thereof and (b) against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (i) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Richton;
(ii) any sale, lease or transfer of a material amount of assets of Richton or any reorganization, recapitalization, dissolution or liquidation of Richton or (iii) (W) any change in the majority of the board of directors of Richton; (X) any material change in the present capitalization of Richton or any amendment of the certificate of incorporation or similar governing document of Richton; (Y) any other material change in the corporate structure or business of Richton; or (Z) any other action, which, in the case of each of the matters referred to in clauses (W), (X) and (Y) above, is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, discourage or materially adversely affect the contemplated economic benefits to Deere or Merger Sub of the Merger or the transactions contemplated by the Merger Agreement or the Voting Agreement.

         Each Richton Stockholder further agreed, among other things, that they would not (i) transfer (which term shall include, without limitation, any sale, gift, pledge, hypothecation or other disposition), or consent to any transfer of, any or all of their Richton Common Stock, or any interest therein if such transfer would result in the Richton Stockholder no longer having the power to vote, or cause to be voted, their Richton Common Stock or enter into any contract, option or other agreement or understanding with respect to any such transfer of any or all of their Richton Common Stock, or any interest therein, or (ii) grant any proxy, power-of-attorney or other authorization in or with respect to their Richton Common Stock or deposit any of their Richton Common Stock into a voting trust or enter into a voting agreement or arrangement with respect to any of their Richton Common Stock.

         The Voting Agreement shall terminate at the earliest to occur of the following: (i) the termination of the Merger Agreement in accordance with its terms, (ii) if (1) the special committee of Richton's Board of Directors (the "Richton Special Committee") determines that another Acquisition Proposal is a Superior Proposal (each as defined in the Merger Agreement) pursuant to the Merger Agreement, (2) Richton provides notice that it has informed Richton's stockholders that it no longer believes that the Merger is advisable and no longer recommends its approval (a "Subsequent Determination"), (3) Deere does not amend its offer such that the Richton Special Committee does not proceed with the Subsequent Determination and (4) the Richton Special Committee recommends acceptance of the Superior Proposal to Richton's stockholders or (iii) the consummation of the transactions contemplated by the Merger Agreement.


         Except as provided in the Merger Agreement and in the Voting Agreement and except as set forth in this Schedule 13D, neither Deere nor, to the best of Deere's knowledge, any of the individuals named in Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise), with any person with respect to any securities of Richton, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

         The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits.

       Exhibit    Description

         1 Voting Agreement, dated as of May 30, 2001, by and among Deere, Merger Sub and the Richton Stockholders

         2 Agreement and Plan of Merger, dated as of May 29, 2001, by and among Richton, Deere and Merger Sub




                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 8, 2001


                                    DEERE & COMPANY


                                    By:  /s/ John J. Jenkins
                                        ------------------------------------
                                    Name: John J. Jenkins
                                    Title:  President, Commercial and
                                              Consumer Equipment Division





                                                                   SCHEDULE I


                      DIRECTORS AND EXECUTIVE OFFICERS
                             OF DEERE & COMPANY

                  The name, business address, present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of Deere are set forth below. All of the persons listed below are citizens of the United States unless otherwise noted below.


                                         EXECUTIVE OFFICERS

                                                                   Name, Principal Business and
                                                                   Address of Corporation or
                                                                   Present Principal Organization
                                                                   in which such Employment is
          Name               Occupation or Employment              Conducted
--------------------------------------------------------------------------------------------------

Robert W. Lane                Chairman and Chief Executive          Deere & Company
                              Officer                               One John Deere Place
                                                                    Moline, IL 61265

James R. Jenkins              Senior Vice President and             Deere & Company
                              General Counsel                       One John Deere Place
                                                                    Moline, IL 61265
Nathan J. Jones               Senior Vice President and Chief       Deere & Company
                              Financial Officer                     One John Deere Place
                                                                    Moline, IL 61265
John J. Jenkins               President, Worldwide                  Deere & Company
                              Commercial & Consumer                 One John Deere Place
                              Equipment Division                    Moline, IL 61265
Ferdinand F. Korndorf         President, Worldwide                  Deere & Company
                              Agricultural Equipment Division       One John Deere Place
                                                                    Moline, IL 61265
Pierre E. Leroy               President, Worldwide                  Deere & Company
                              Construction Equipment                One John Deere Place
                              Division and Deere Power              Moline, IL 61265
                              Systems Group
Michael P. Orr                President, Financial Services         Deere & Company
                              Division                              One John Deere Place
                                                                    Moline, IL 61265
John K. Lawson                Senior Vice President,                Deere & Company
                              Engineering & Technology              One John Deere Place
                                                                    Moline, IL 61265

H. J. Markley                 Senior Vice President,                Deere & Company
                              Worldwide Human  Resources            One John Deere Place

                                       DIRECTORS

                                                                     Name, Principal Business and
                                                                     Address of Corporation or
                                                                     Present Principal Organization
                                                                     in which such Employment is
          Name               Occupation or Employment                Conducted
-----------------------------------------------------------------------------------------------------

John R. Block               President and Chief Executive      Food Distributors International
                            Officer                            201 Park Washington Court
                            Food Distributors International    Falls Church, VA 22046

Crandall C. Bowles          Chairman and                       Springs Industries, Inc.
                            Chief Executive Officer            205 North White Street
                            Springs Industries, Inc.           Fort Mill, SC 29715
T. Kevin Dunnigan*          Chairman and Chief Executive       Thomas & Betts Corporation
                            Officer                            8155 T&B Boulevard
*Mr. Dunnigan is a citizen  Thomas & Betts Corporation         Memphis, TN 38125
of Canada.

Leonard A. Hadley           President and                      Maytag Corporation
                            Chief Executive Officer            403 West Fourth Street North
                            Maytag Corporation                 Newton, Iowa 50208
Prof. Regina E. Herzlinger  Nancy R. McPherson                 Harvard Business School
                            Professor of Business              Soldiers Field Road
                            Administration                     Baker Library 163
                            Harvard Business School            Boston, MA 02163
Arthur L. Kelly             Managing Partner                   KEL Enterprises, L.P.
                            KEL Enterprises L.P.               Suite 2222
                                                               Two First National Plaza
                                                               20 South Clark Street
                                                               Chicago, IL 60603
Robert W. Lane              Chairman and                       Deere & Company
                            Chief Executive Officer            One John Deere Place
                            Deere & Company                    Moline, IL 61265
Antonio Madero B.*          Chairman of the Board and          SANLUIS Corporacion, S.A.
                            Chief Executive Officer            de C.V.
                            SANLUIS Corporacion, S.A.          Monte Pelvoux No. 220 Piso 8
*Mr. Madero is a citizen                                       Lomas de Chapultepec
of de C.V. Mexico                                              Delegacion Miguel Hidalgo
                                                               11000 Mexico, D.F.

Thomas H. Patrick           Executive Vice President and       Merrill Lynch & Co., Inc.
                            Chief Financial Officer            Four World Financial Center
                            Merrill Lynch & Co., Inc.          North Tower
                                                               New York, NY 10281-1332
John R. Stafford            Chairman of the Board              American Home Products
                            American Home Products             Corporation
                            Corporation                        Five Giralda Farms
                                                               Madison, NJ 07940

John R. Walter              Chairman                           Ashlin Management
                            Ashlin Management                  Corporation
                            Corporation                        401 North Ahwahnee Road
                                                               Lake Forest, IL 60045
Dr. Arnold R. Weber         President Emeritus                 Office of the President
                            Northwestern University            Emeritus
                                                               Northwestern University
                                                               555 Clark Street, Suite 209
                                                               Evanston, IL 60208-1220


                               EXHIBIT INDEX

 Exhibit         Description

 1 Voting Agreement, dated as of May 30, 2001, by and among Deere, Merger Sub and the Richton Stockholders

 2 Agreement and Plan of Merger, dated as of May 29, 2001, by and among Richton, Deere and Merger Sub